

September 4, 2012

Via E-mail
John Kunze
President and Chief Executive Officer
Xoom Corporation
100 Bush Street, Suite 300
San Francisco, CA 94104

> **Re: Xoom Corporation**
> **Amendment No. 2 to Confidential Draft Registration Statement on Form S-1**
> **Submitted August 23, 2012**
> **CIK No. 0001315657**

Dear Mr. Kunze:

We have reviewed your amended confidential draft registration statement and response letter dated August 23, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

We are an "emerging growth company" and we cannot be certain…, page 31

1. We note your response to comment 6 of our letter dated August 15, 2012. Please revise to explain that, if you choose not to comply with the auditor attestation requirements of Section 404 of Sarbanes-Oxley, your independent registered public accounting firm will not be required to provide an attestation report on the effectiveness of your internal control over financial reporting, and that the risk that material weaknesses or other deficiencies in your internal control over financial reporting go undetected may increase.

Common Stock Valuations, page 69

2. Please refer to the response to comment 10 of our August 15, 2012 letter and tell us why you did not incorporate the certain comparable consumer internet entities into earlier valuations.

3. Please refer to the response to comment 11 of our August 15, 2012 letter and tell us the comparable companies considered in developing the EBITDA multiples applied to the terminal values at each valuation date. Also, tell us how you determined they are actually comparable to your company.

Business

Company Overview, page 75

4. We note your response to comment 14 of our letter dated August 15, 2012. Please revise your disclosure to provide information regarding your concentration of revenue in each of the major foreign nations where you have high sending volume, so that investors can better understand the countries that are important revenue drivers. For instance, we note that you discuss concentration of revenue from certain jurisdictions on page F-12 in the notes to your consolidated financial statements.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in text searchable PDF files using the secure e-mail system we describe on our website at http://www.sec.gov/divisions/corpfin/cfannouncements/cfsecureemailinstructions.pdf.

Please use your Central Index Key, or CIK number, in your correspondence to us about your submission. If you did not have one when you submitted your confidential draft registration statement, we assigned one to you. You will need your CIK number to make your initial filing on EDGAR and you must take a number of steps to prepare for that filing. Following the procedures set forth in Section 3.3.1.1 of the EDGAR Filer Manual – Volume I at http://www.sec.gov/info/edgar/edgarfm-vol1-v12.pdf, you must:

- Submit a request to us to convert your EDGAR status to an electronic filer if we generated the CIK number for you.

- Request access codes and passwords to file your registration statement on the EDGAR system. If you already had a CIK number when you submitted your confidential draft, we used that number and you should confirm that you have your access codes available for filing.

If you need new or replacement EDGAR access codes and passwords, we suggest that you complete the process to obtain them well in advance of your targeted filing date. Please call the Division's Filer Support team at 202-551-8900 (choose option number four) if you have questions about this process. If you do call, please make sure to tell us that we have already assigned a CIK number to your company and have that number available.

- Make any necessary changes to your contact information and business and mailing addresses in EDGAR prior to making your initial filing so we can contact you about your filing.

When you publicly file your confidential draft registration statement and amendments on EDGAR in accordance with Section 106(a) of the JOBS Act, please:

- Attach each submission, including exhibits, to your initial registration statement as a separate Exhibit 99 document and clearly identify each confidential submission attached as an Exhibit 99 document (e.g., "Confidential Draft # 1"). Do not attach submissions marked to show changes from earlier submissions.

- Submit each item of correspondence you sent to us in connection with your confidential draft submissions, including your responses to our comments, as a separate "CORRESP" submission on EDGAR.

As you prepare correspondence to us in connection with your confidential draft registration statement, please keep in mind that we will expect you to submit that same correspondence on EDGAR so that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (SEC Staff to Release Filing Review Correspondence Earlier). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Paul Cline at (202) 551-3851 or John Nolan at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Purnell at (202) 551-3454 or Christian Windsor at (202) 551-3419 with any other questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director